Exhibit 23.0

Consent of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ASB Bancorp, Inc. and Subsidiary

We consent to the incorporation by reference in the registration statement on Form S-8 of our report, dated May 26, 2011, related to the consolidated balance sheets of Asheville Savings Bank, S.S.B. and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, which report appears in the ASB Bancorp, Inc. Prospectus filed by the Registrant (File No. 333-174527).

Dixon Hughes Goodman LLP

/s/ Dixon Hughes Goodman LLP

Asheville, North Carolina
October 20, 2011